Exhibit 99.1

CONTACTS:
Genesis Lease Limited	KCSA Strategic Communications
Alan Jenkins, Chief Financial Officer	Jeffrey Goldberger / Marybeth Csaby
+353 61 233 300	+1-212-896-1249 / 1236
alan.jenkins@genesislease.com	jgoldberger@kcsa.com / mcsaby@kcsa.com
Genesis Lease Shareholders Approve Merger with AerCap Holdings
All Share Transaction to Create World’s Leading Independent
Aircraft Leasing Company by Fleet Size and Value
Shannon, Ireland, March 23, 2010, — Genesis Lease Limited (NYSE: GLS) (“Genesis”) today announced that it has received shareholder approval for its proposed merger with AerCap Holdings N.V. (NYSE: AER) (“AerCap”). More than 70% of the Genesis common shares issued and outstanding as of the record date were voted and, of the votes cast, more than 97% were voted in favor of the merger.
Genesis anticipates that the transaction will close on Thursday, March 25, 2010. Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they own.
Following the closing of the transaction, the combined company will retain the name AerCap.
About Genesis Lease Limited
Genesis is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service its portfolio of leases.
Caution Concerning Forward-Looking Statements
This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global economic, business, political, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.